UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Grodman, Marc D.
   481 Edward H. Ross Drive
   Elmwood Park, New Jersey 07407
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Bio-Reference Laboratories, Inc.
   BRLI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   August 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
     President, CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par   |08/12/99|P   | |1,000             |A  |31/32      |---                |D     |---
value
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                         |08/12/99|P   | |6,000             |A  |1          |---                |D     |---

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                         |08/13/99|P   | |  500             |A  |1          |---                |D     |---

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                         |08/16/99|P   | |  500             |A  |1          |---                |D     |---

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                         |08/16/99|P   | |1,000             |A  |1          |---                |D     |---

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                         |08/16/99|P   | |1,400             |A  |1 1/32     |---                |D     |---

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                         |08/17/99|P   | |  100             |A  |1 1/32     |---                |D     |---

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                         |08/17/99|P   | |  500             |A  |1          |---                |D     |---

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                         |08/18/99|P   | |1,000             |A  |1 1/32     |---                |D     |---

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                                                                            |1,673,845 shs*
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*includes  549,678 shares issuable upon conversion of Series A Senior  Preferred
Stock and 300,000 shares  issuable upon exercise of options owned by Dr. Grodman and 141,667  shares  owned  directly  by Dr.  Grodman's  wife and 54,400  shares issuable  upon  conversion  of  Series A  Senior  Preferred  Stock  owned by Dr.
Grodman's wife. Dr. Grodman disclaims  beneficial  ownership of the shares owned by his wife.
__________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Options               |.79063  |     |    |             |   |5/13/|5/12/|Common Stock|100,000|N/A    |            |   |            |
                      |        |     |    |             |   |97   |02   |            |       |       |            |   |            |
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Options               |.71875  |     |    |             |   |5/13/|5/12/|Common Stock|200,000|N/A    |            |   |            |
                      |        |     |    |             |   |97   |02   |            |       |       |            |   |            |
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Series A Senior       |.75     |     |    |             |   |5/13/|5/01/|Common Stock|604,078|N/A    |*           |   |            |
Prefered Stock        |        |     |    |             |   |97   |07   |            |       |       |            |   |            |
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                      |        |     |    |             |   |     |     |            |       |       |904,078*    |(D)|            |
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
Explanation of Responses: *includes 54,400 shares of Common Stock issuable upon conversion of Series A Senior Preferred Stock owned by Dr. Grodman's wife. Dr. Grodman disclaims beneficial ownership of these shares.

Signature of Reporting Person


/s/ Marc D. Grodman


September 10, 1999